                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                              AEROCENTURY CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                    007737
                     -----------------------------------
                                (CUSIP Number)


                  Christopher Tigno, Esq., General Counsel,
                          JetFleet Management Corp.
                        1440 Chapin Avenue, Suite 310
                         Burlingame, California 94010
                                (415) 696-3900
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               January 16, 1998
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
-----------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                                              JetFleet Management Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     94-3195342

-----------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [ ]

                                                                            (b) [X]

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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS                                                       WC

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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
      ITEMS 2(d) or 2(e)

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                  State of California

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                               7     SOLE VOTING POWER                      150,000
          NUMBER OF
           SHARES              ----------------------------------------------------------------------
        BENEFICIALLY           8     SHARED VOTING POWER                    -0-
          OWNED BY
            EACH               ----------------------------------------------------------------------
          REPORTING            9     SOLE DISPOSITIVE POWER                 150,000
           PERSON
            WITH               ----------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER               -0-

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          150,000

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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                            [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    9.2882%

-----------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)                           CO

-----------------------------------------------------------------------------------------------------

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Item 1.   Security and Issuer.

     This statement relates to the Common Stock, $.001 par value (the "Common Stock") of AeroCentury Corp. (the "Issuer").

Item 2.   Identity and Background

     This statement is being filed by JMC, which is a corporation organized under the laws of the State of California. It conducts its principal business operations in Burlingame, California 94010.

     JMC is an aircraft leasing and management company. JMC is a service provider to the Issuer under a Management Agreement.

     JMC has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     JMC provided the initial capital to organize the Issuer and cover certain expenses incurred by the Issuer in connection with the solicitation of consents to the consolidation of JetFleet Aircraft, L.P. and JetFleet Aircraft II, L.P. with and into the Issuer as described in the Registration Statement on Form S-4, as amended (Registration No. 333-24743) filed with the Securities and Exchange Commission and declared effective on September 23, 1997. JMC purchased a total of 150,000 shares of Common Stock for a price of $150,000 via a stock purchase agreement (the "Agreement") between JMC and the Issuer dated March 1, 1997.

     The source of JMC's consideration under the Agreement was JMC's working capital. JMC did not purchase any of the Common Stock with borrowed funds.

Item 4.   Purpose of Transaction

     JMC acquired the Common Stock as an investment. JMC may sell the Common Stock from time to time in the open market or in privately negotiated transactions, subject to applicable laws.

     Except as set forth in this Item 4 and in Item 5, JMC has no present intent or proposals that
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relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganizations or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

          JMC reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.   Interest in Securities of the Issuer

          JMC will have sole voting power and sole dispositive power over the Common Stock it holds. JMC has not been a party to any transaction in the Common Stock other than the Agreement, in the last 60 days.

          JMC granted certain JMC employees options to purchase forty three thousand five hundred (43,500) shares of the Issuer's Common Stock held by JMC under the JetFleet Management Corp. 1997 - ACY Equity Incentive Plan adopted on April 1, 1997 (the "Plan").

Item 6. Contracts, Agreements, Understanding or Relationships with Respect to Securities of the Issuer

          On March 1, 1997, JMC and the Issuer entered into the Agreement, whereby JMC purchased a total of 150,000 shares of Common Stock for $150,000 (see Item 5).

Item 7.   Materials to be Filed as Exhibits
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                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                             JetFleet Management Corp.



Date:  January 26, 1998                      By:/s/Neal D. Crispin
                                                ----------------------
                                                Neal D. Crispin
                                                Title: President